AMARIN APPOINTS MEDPACE AS CRO FOR TWO PHASE 3 CARDIOVASCULAR TRIALS

DUBLIN, Ireland, October 19, 2009 – Amarin Corporation plc (NASDAQ: AMRN) today announced that it has executed an agreement with Medpace, Inc. (‘Medpace’), a leading Contract Research Organization (CRO) with expertise in conducting clinical trials in cardiovascular and metabolic disease, to engage their services in the execution of its Phase 3 clinical trials with AMR101 in patients with very high triglyceride levels (the AMR101 MARINE Study) and mixed dyslipidemia.

Dr. Doogan, Interim Chief Executive Officer of Amarin, commented “Following extensive due diligence on several global CROs, we selected Medpace based on their expertise in conducting cardiovascular and metabolic studies and their knowledge of the regulatory environment relevant to this program. We were also impressed by their international reach, an important requirement given that one of the Phase 3 trials with AMR101 will be conducted across a number of international regions including the U.S.”

Dr. David Orloff, Executive Director of Regulatory Affairs at Medpace, commented “We are pleased to be working with Amarin on the Phase 3 development of AMR101 for hypertriglyceridemia and mixed dyslipidemia. As many as 28 million people in the U.S. have elevated blood triglyceride levels, a major risk factor for cardiovascular morbidity and mortality. AMR101, an ultra-pure, prescription grade ethyl-EPA product, offers the potential to be a novel, safe and effective therapy for this condition.”

As previously announced, Amarin has secured agreements from the U.S. Food and Drug Administration (FDA) through the Special Protocol Assessment (SPA) process for both of the Phase 3 trials. The trials are expected to commence shortly, report top line data in 2011 with the New Drug Application (NDA) expected to be filed with the FDA not later than 2012.

The Phase 3 AMR101 MARINE Study will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with fasting triglyceride levels of ≥500 mg/dL.

The Phase 3 mixed dyslipidemia trial will be a multi-center, placebo-controlled, randomized, double-blind, 12-week study to evaluate the efficacy and safety of 2 grams and 4 grams of AMR101 in patients with high triglyceride levels of ≥200 mg/dL and <500 mg/dL who are on statin therapy. This trial is aimed at potentially broadening the label for AMR101 to position it as “best-in-class” in the prescription Omega-3 market in the U.S as well as to show its potential as an effective combination therapy with established statin therapies.

About AMR101
AMR101 is an ultra-pure ethyl ester of eicosapentaenoic acid (ethyl-EPA). Numerous independent studies have demonstrated the safety, tolerability and efficacy of ethyl-EPA in lowering plasma triglycerides in patients with high triglyceride levels of varying degrees of severity. In Japan, an ethyl-EPA prescription product has been approved for the treatment of hyperlipidemia and has been on the market for over 18 years.

Amarin has previously investigated AMR101 in central nervous system (CNS) disorders in several double-blind, placebo-controlled studies, including Phase 3 trials in Huntington’s disease. Over 900 patients have received AMR101 in these studies, with over 100 receiving continuous treatment for one year or more. In all studies performed to date, AMR101 has shown a very good safety profile.

About Hypertriglyceridemia and Mixed Dyslipidemia
Hypertriglyceridemia refers to a condition in which patients have high blood levels of triglycerides and is recognized as an independent risk factor for cardiac disease. Mixed dyslipidemia refers to a condition in which patients have a combination of two or more lipid abnormalities including elevated triglycerides, low high-density lipoprotein (HDL) cholesterol, and elevated low-density lipoprotein (LDL) cholesterol and is believed to affect more than 34 million people in the U.S. alone. Both hypertriglyceridemia and mixed dyslipidemia are components of a range of lipid disorders collectively referred to as dyslipidemia. The overall dyslipidemia population in the U.S. is believed to be in excess of 100 million.

About Medpace
Medpace, Inc. is an international drug development services company providing comprehensive clinical research support to the pharmaceutical and biotechnology industries and is primarily focused in late phase drug development, particularly in the cardiovascular and metabolic diseases area. Medpace has conducted trials involving a number of well known cardiovascular drugs on the market today. Medpace was established in 1992, has operations in over 40 countries outside the U.S., and globally employs over 1000 people. Medpace was recently rated as #1 CRO in the 2009 U.S Investigator Site Survey conducted by “CenterWatch”, a well regarded trade publication for the drug development industry.

About Amarin
Amarin is a clinical-stage biopharmaceutical company with a focus on cardiovascular disease. The Company’s lead product candidate is AMR101, a prescription grade Omega-3 product comprising not less than 96% ultra-pure ethyl eicosapentaenoic acid (EPA), which is entering Phase 3 clinical trials for the treatment of hypertriglyceridemia and mixed dyslipidemia under Special Protocol Assessment (SPA) agreements with the U.S. Food and Drug Administration (FDA). Amarin also has next-generation lipid candidates under evaluation for preclinical development. Amarin recently established its research and development headquarters in Mystic, Connecticut with an experienced research and development team. Amarin’s programs capitalize on its lipid science expertise and the known therapeutic benefits of Omega-3 products in treating cardiovascular disease.

Amarin has a number of non-core programs for partnering in the area of central nervous system (CNS) disorders, including Huntington’s disease, myasthenia gravis and Parkinson’s disease. Amarin is listed in the U.S. on the NASDAQ Capital Market (“AMRN”). For more information please visit www.amarincorp.com.

Contacts:
Amarin +353 (0)1 669 9020
Thomas Lynch, Chairman
Dr. Declan Doogan, Interim Chief Executive Officer
Alan Cooke, President, Chief Operating Officer and Chief Financial Officer
Darren Cunningham, EVP Strategic Development and Investor Relations
investor.relations@amarincorp.com

Disclosure Notice
The information contained in this document is as of October 19, 2009. Amarin assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments. This document contains forward-looking statements about Amarin's products in development that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "will", "anticipate", "estimate", "expect", "project", "forecast", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described or projected herein are the following: Amarin's ability to maintain sufficient cash and other liquid resources to meet its operating and debt service requirements; growth in costs and expenses; risks relating to the Company's ability to maintain its Nasdaq listing; the success of Amarin's research and development activities; whether and when Amarin will be able to enter into and consummate strategic collaborations with respect to its products or product candidates on acceptable terms; and the success with which developed products may be commercialized. A further list and description of these risks, uncertainties and other matters can be found in Amarin's Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on May 19, 2008 and Amarin’s Form 20-F/A for the fiscal year ended December 31, 2007 filed with the SEC on September 24, 2008.

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